November 1, 2016

Via EDGAR

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                    Leap Therapeutics, Inc.

Registration Statement on Form

S-4 Filed September 26, 2016

File No. 333-213794

Dear Ms. Hayes:

This letter sets forth the response of Leap Therapeutics, Inc. (the “Company”) to the comment letter, dated October 23, 2016, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Registration Statement on Form S-4 (File No. 333-213794) (the “Registration Statement”).  For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. This letter is being filed with the SEC with Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Any capitalized terms used herein, but not defined shall have the meanings ascribed to them in the Amended Registration Statement.

General

1.                                         Please prominently disclose in appropriate locations, including the prospectus cover page, that Macrocure shareholders will not know at the time of the vote the percentage of shares they will hold in the combined company.

Response:  In response to the Staff’s comment, the Company has added language to the cover page and pages 2 and 56 of the prospectus included in the Amended Registration Statement disclosing that Macrocure shareholders will not know at the time of the vote the percentage of shares they will hold in the combined company.

2.                                         Please prominently disclose in appropriate locations that entities affiliated with HealthCare Ventures will own 56.28% of Leap common stock after consummation of the merger.

Response:  In response to the Staff’s comment, the Company has added language to the cover page and pages 10, 22, 84 and 197 of the prospectus included in the Amended Registration Statement disclosing that

Suzanne Hayes

Securities and Exchange Commission

November 1, 2016

the entities affiliated with HealthCare Ventures will own approximately 56.3% of Leap common stock after the consummation of the merger.

3.                                  We note that throughout the prospectus you provide the percentage allocation of the combined company (i) prior to giving effect to the approximately $10 million equity investment and the adoption of Leap’s 2016 Equity Incentive Plan, (ii) with only the $10 million equity investment and (iii) with respect to the fairness analysis, with only the 2016 Equity Incentive Plan. Please revise your disclosure throughout to provide the percentage allocation of the combined company giving effect to both the adoption of Leap’s 2016 Equity Incentive Plan and the $10 million equity investment. Alternatively, please tell us why this information has not been included. Please also clearly state that the percentage allocation is subject to downward adjustment based on Macrocure’s net cash value.

Response:  In response to the Staff’s comment, the Company has (i) added language to the cover page and pages 4, 22, 70, 90, and 91 of the prospectus included in the Amended Registration Statement to revise its disclosure to reflect the percentage allocation of the combined company giving effect to both the adoption of Leap’s 2016 Equity Incentive Plan and the $10 million equity investment and (ii) added language for the Macrocure shareholders to the cover page of the Amended Registration Statement stating that the percentage allocation is subject to downward adjustment based on Macrocure’s net cash balance at the effective time of the merger.

Prospectus Cover Page

4.                                    Please clearly explain the formula that will be used to determine the number of shares of Leap common stock that will be issued for each Macrocure share, including the approximate value of the consideration. Please also provide a range of number of shares of Leap common stock to be issued for each Macrocure share and indicate the factors that may result in adjustments to that range. Please provide similar information in the Q&A Section under “What will Macrocure shareholders receive if the merger is consummated?”

Response:  In response to the Staff’s comment, on both the cover page and in the Q&A Section under “What will Macrocure shareholders receive if the merger is consummated?” beginning on page 4 of the prospectus included in the Amended Registration Statement, the Company has added language that (i) explains the formula that will be used to determine the number of shares of Leap common stock that will be issued for each Macrocure share, including the approximate value of the consideration, and (ii) discloses a range in the fraction of a share of Leap common stock to be issued for each Macrocure share and indicates the net cash level associated with each fraction.

5.                                    Please disclose the percentage of the combined company to be held by each of Leap and Macrocure shareholders following the merger. Please clearly state that

Suzanne Hayes

Securities and Exchange Commission

November 1, 2016

Macrocure’s equity ownership will be subject to a downward adjustment if Macrocure’s net cash is less than $22 million, and provide a range of ownership depending on net cash value. Please clearly state that Macrocure’s ownership could be as low as 13%. Please also disclose that if Macrocure’s net cash at the effective time of the merger is less than $20 million, Leap may terminate the merger agreement.

Response:  In response to the Staff’s comment, the Company has added language to the cover page of the prospectus included in the Amended Registration Statement that (i) discloses the percentage of the combined company to be held by each of Leap and Macrocure shareholders following the merger, (ii) states that Macrocure’s equity ownership will be subject to a downward adjustment if Macrocure’s net cash is less than $22 million, (iii) provides a range of ownership depending on the net cash level at the effective time of the merger, (iv) states that Macrocure’s ownership could be as low as 13% and (v) discloses that if Macrocure’s net cash at the effective time of the merger is less than $20 million, Leap may terminate the merger agreement.

6.                                    Please expand your disclosure to provide, if true, that there is currently no established public trading market for your securities, but that you plan to list the common stock to be issued in the merger on the NASDAQ stock market under the symbol “LPTX.” Please also disclose whether the NASDAQ listing is a condition to the offering. Refer to Item 501(b)(4) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has expanded the disclosure on the cover page of the prospectus included in the Amended Registration Statement to provide that that there is currently no established public trading market for the Company’s securities, but that the Company plans to list the common stock to be issued in the merger on the NASDAQ stock market under the symbol “LPTX.” The Company has also disclosed that the NASDAQ listing is a condition to the offering on page 67 of the prospectus.

7.                                    Please include the information required by Item 2(2) of Form S-4.

Response:  In response to the Staff’s comment, the Company has expanded the disclosure on the cover page of the prospectus included in the Amended Registration Statement to include the information required by Item 2(2) of Form S-4 in the form requested by Item 2(2) of Form S-4.

8.                                    Please include a cross-reference to the risk factors section as required by Item 501(b)(5) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has expanded the disclosure on the cover page of the Amended Registration Statement to include a

Suzanne Hayes

Securities and Exchange Commission

November 1, 2016

cross-reference to the risk factors section as required by Item 501(b)(5) of Regulation S-K.

Questions and Answers about the Merger and the Special Meeting

General

9.                                  You currently repeat information in your Q&A and Summary sections and each of these sections is overly detailed and does not concisely present the issues related to the transaction. The Q&A should not repeat any information that appears in the Summary, and the Summary should not repeat information in the Q&A. For purposes of eliminating redundancies, please view your Q&A and Summary as one section.

Response:  We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised both the Q&A section beginning on page 1 of the prospectus included in the Amended Registration Statement and the Summary section beginning on page 7 of the prospectus included in the Amended Registration Statement to concisely present the issues related to the transaction and eliminate any redundancies between the sections.

Q: What are the conditions to the consummation of the merger?, page 3

10.                            Please clearly disclose in this section that it is a condition to closing that, among other things, Macrocure’s net cash at closing is not less than $20 million and Macrocure has received a Section 104H Tax Ruling from the Israeli Tax Authority. Please also disclose the termination fee that Macrocure must pay if Leap terminates the merger for failure to meet either condition. Please provide similar disclosure about the tax ruling in Conditions to Consummation of the Merger on page 15.

Response:  In response to the Staff’s comment 9 above, the Company has deleted the question and answer “Q: What are the conditions to the consummation of the merger?” in the Q&A section because the Company believes this question was duplicative with the summary section “Conditions to Consummation of the Merger.” The Company has revised the disclosure in “Conditions to Consummation of the Merger” beginning on page 12 of the prospectus included in the Amended Registration Statement to include disclosures relating to: (i) the fact that it is a condition to closing that, among other things, Macrocure’s net cash at closing is not less than $20 million and Macrocure has received a Section 104H Tax Ruling from the Israeli Tax Authority and (ii) the termination fee that Macrocure must pay if Leap terminates the merger after January 31, 2017 (as such date may be extended in accordance with the merger agreement) as a result of Macrocure’s failure to obtain the 104H Tax Ruling.  There is no termination fee payable if Leap terminates the agreement as a result of a shortfall in Macrocure’s net cash position.

Q: What will Macrocure shareholders receive if the merger is consummated?, page 5

Suzanne Hayes

Securities and Exchange Commission

November 1, 2016

11.                            Please revise the last sentence of the first paragraph to clarify that a condition to consummating the merger is that Macrocure’s net cash is not less than $20 million.

Response:  In response to the Staff’s comment 9 above, the Company has deleted the question and answer “Q: What will Macrocure shareholders receive if the merger is consummated?” in the Q&A section of the prospectus included in the Amended Registration Statement because the Company believes that this question was duplicative with the summary section “Conditions to Consummation of the Merger.” The Company has revised the disclosure in “Conditions to Consummation of the Merger” beginning on page 12 of the prospectus included in the Amended Registration Statement to clarify that a condition to the Company’s obligation to consummate the merger is that Macrocure’s net cash is not less than $20 million.

Summary

Royalty Agreement, page 19

12.                            Please disclose the specific terms of the royalty rights that Leap holders will receive prior to the effective time of the merger, including that Leap holders will receive 5% of net sales for TRX518 and 2% of net sales for DKN-01 and that the royalty agreement is indefinite. Please also include disclosure about the ongoing cost of these royalty rights and any potential impact to the financial performance of the combined company.

Response:  In response to the Staff’s comment, the Company has expanded the disclosure in the “Royalty Agreement” section of the “Summary” section beginning on page 17 of the prospectus included in the Amended Registration Statement to disclose (i) the specific terms of the royalty rights that Leap holders will receive prior to the effective time of the merger, including that Leap holders will receive 5% of net sales for TRX518 and 2% of net sales for DKN-01 and that the royalty agreement is perpetual, (ii) any ongoing costs of these royalty rights and (iii) any potential impact to the financial performance of the combined company.

Cautionary Statement Regarding Forward-Looking Statements, page 22

13.                            Please revise the first sentence in the third-to-last paragraph of this section to indicate that you will update or revise forward-looking statements to the extent required by applicable law.

Response:  We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised the first sentence in the third-to-last paragraph of the “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 20 of the prospectus included in the Amended Registration Statement to indicate that the Company’s statement that the Company is not assuming any obligation to update or revise forward-looking statements is subject to any requirement of applicable law.

Suzanne Hayes

Securities and Exchange Commission

November 1, 2016

Risk Factors

General

14.                            Please include a risk factor that discloses the exclusive forum clause in the New Leap Charter.

Response:  In response to the Staff’s comment, the Company has added a new risk factor titled “Our New Charter, when filed with the Delaware Secretary of State will provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or team members.” to the “Risk Factor” section of the Amended Registration Statement. This new risk factor begins on page 24 of the prospectus included in the Amended Registration Statement.

The amount of merger consideration is dependent on the amount of net cash . . ., page 24

15.                          Please clearly disclose the current level of net cash of Macrocure and whether the company has any anticipated expenses prior to closing that could cause the level of net cash to fall below $22.0 million. Please also give examples of the percentage of ownership at net cash levels below $22.0 million.

Response:  In response to the Staff’s comment, the Company has expanded its disclosure to the risk factor “The amount of merger consideration is dependent on the amount of net cash…” beginning on page 21 of the prospectus included in the Amended Registration Statement to (i) disclose the current level of net cash of Macrocure and whether the company has any anticipated expenses prior to closing that could cause the level of net cash to fall below $22.0 million and (ii) give examples of the percentage of ownership at net cash levels below $22.0 million.

We have incurred significant losses since our inception..., page 27

16.                            Please expand your disclosure to explain that the report of your independent registered public accounting firm included an explanatory paragraph about the existence of substantial doubt about your ability to continue as a going concern.

Response:  We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has expanded its disclosure to the risk factor “We have incurred significant losses since our inception…” beginning on page 24 of the prospectus included in the Amended Registration Statement to explain that the

Suzanne Hayes

Securities and Exchange Commission

November 1, 2016

report of the Company’s independent registered public accounting firm included an explanatory paragraph about the existence of substantial doubt about the Company’s ability to continue as a going concern.

Our granted European patent for TRX518 . . ., page 50

17.                            We note that your ability to collect royalties on European sales of your products may be limited if the decision of the Opposition Division stands in whole or in part. Please describe and quantify, to the extent material, the potential impact on your ability to collect royalties and the impact to the company if the decision stands.

Response:  In response to the Staff’s comment, the Company has expanded and clarified its disclosure to the risk factor “Our granted European patent for TRX518…” beginning on page 48 of the prospectus included in the Amended Registration Statement to explain any impacts to the Company if the decision of the Opposition Division stands, including that the Company’s ability to prevent competition in Europe or to license the Company’s intellectual property may be more limited or of lower value than under the broader claims that were originally granted, which could negatively impact the Company’s business, financial condition and results of operations.

The Merger

Background of the Merger, page 60

18.                            Please supplementally provide us with copies of all materials prepared by Raymond James and shared with your board of directors and their representatives, including copies of all board books and all transcripts and summaries, that were material to the board’s decision to approve the merger agreement and the transactions contemplated thereby.

Response:  We respectfully acknowledge the Staff’s comment.  We respectfully note for the Staff’s benefit that the requested materials, as they relate to the Macrocure board of directors, are being provided to the Staff under separate cover by counsel for Macrocure on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended.  In accordance with such Rule, counsel for Macrocure has requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, counsel for Macrocure also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Suzanne Hayes

Securities and Exchange Commission

November 1, 2016

We respectfully note for the Staff’s benefit that Raymond James did not share with the Company’s board of directors any materials prepared by Raymond James that were material to the decision of the Company’s board to approve the merger agreement and the transactions contemplated thereby. Accordingly, the Company does not have any Raymond James materials which should be provided by the Company to the Staff supplementally.

19.                            For each meeting between Leap and Macrocure, please identify the details of the discussions and the parties present, including the legal and financial advisory firms, the members of each party’s management and any other representatives of either party. For example, we note you state that on August 8, 2016, the Macrocure board of directors held a telephonic meeting in which representatives of Meitar and Skadden were present. However, it also appears that Mr. Mashiach and Mr. Stuart Barich of Raymond James were also present. Please account for each person who was present.

Response:  In response to the Staff’s comment, the Company has expanded its disclosure in the “Background of the Merger” section beginning on page 58 of the prospectus included in the Amended Registration Statement to identify (i) the details of the discussions at each meeting and (ii) the parties present at each meeting, including the legal and financial advisory firms, the members of each party’s management and any other representatives of either party.

20.                            Please clearly explain why Leap determined to enter into the merger with Macrocure, including the strategic reasons and any alternatives considered.

Response:  In response to the Staff’s comment, the Company has expanded its disclosure in the “Background of the Merger” section beginning on page 58 of the prospectus included in the Amended Registration Statement to further explain why the Company determined to enter into the merger with Macrocure, including any and all strategic reasons and any alternatives considered. The additional disclosures appear on pages 58-63, 66-67, and 70 of the prospectus included in the Amended Registration Statement.

21.                            We note your statement that while management continued to engage in discussions with third parties, no transaction was identified that was felt to be as attractive to Macrocure and its shareholders as the proposed transaction with Leap. Please expand your disclosure of the discussions you had with other potential targets by identifying how many parties you or Raymond James reached out to, the criteria that was used to identify such parties, the terms of any proposed transaction and the reasons why these transactions were not pursued. If

Suzanne Hayes

Securities and Exchange Commission

November 1, 2016

there were any transaction terms negotiated with another party, please identify that party by name.

Response:  In response to the Staff’s comment, the Company has expanded its disclosure in the “Background of the Merger” section beginning on page 58 of the prospectus included in the Amended Registration Statement to disclose the number of potential transaction counter-parties contacted by Macrocure, the criteria used to identify such parties, the general type of transaction sought by Macrocure and the primary reasons why discussions with those parties did not advance beyond a preliminary stage.  As indicated in the revised disclosure, Macrocure had received an indication of potential interest from one other private company. However, as noted in the revised prospectus, discussions with that party did not progress. In light of the above, Macrocure does not believe, irrespective of its obligations under the applicable confidentiality agreements, that any additional details would be appropriate.

22.                            Please revise this section to provide details of the negotiations of material terms of the transaction. Your disclosure should include separate descriptions of any individual meetings and the particular topics, views, and positions that were discussed at the meetings. Please ensure that your disclosure addresses each of the material aspects of the transaction, including how the exchange ratio was determined; the negotiation of, and reasons for, the minimum net cash value; the discussions of the voting agreements; the reasons for and the negotiations of the royalty right for Leap shareholders, including how this bridged the “divide between the parties,” negotiations of material terms of the merger agreement, including closing conditions, no-shop obligations and termination rights and fees; the structure of the board of directors and management; and discussions of potential financing, including the $10 million investment by existing Leap shareholders.

Response:  We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has expanded its disclosure in the “Background of the Merger” section beginning on page 58 of the prospectus included in the Amended Registration Statement to provide details of the negotiations of material terms of the transaction, including, where appropriate, separate descriptions of any individual meetings and the particular topics, views, and positions that were discussed at the meetings. The Company has endeavored to ensure that the disclosure addresses each of the material aspects of the transaction, including: the determination of the exchange ratio; the negotiation of, and reasons for, the minimum net cash amount ; the terms of the voting agreements; the reasons for, and the negotiations of, the royalty right for Leap shareholders, including how this bridged the “divide between the parties”; negotiations of material terms of the merger agreement, including closing conditions, no-shop obligations and termination rights and fees; the composition of the combined company’s board of directors and management; and discussions of contemporaneous financings, including the $10.0 million investment by entities affiliated with HealthCare Ventures.

23.                            We note the statement on page 63 that at the August 8, 2016 meeting Raymond James presented to the Macrocure board of directors a financial model based on certain assumptions and financial estimates. Please note that if a report, opinion

Suzanne Hayes

Securities and Exchange Commission

November 1, 2016

or appraisal materially related to the transaction has been received from an outside party and referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Please refer to Items 4(b) and 21(c) of Form S-4. In the alternative, please tell us why you do not believe Items 4(b) and 21(c) apply.

Response:  We respectfully acknowledge the Staff’s comment. However, the Company respectfully believes that Item 1015(b) of Regulation M-A and Items 4(b) and 21(c) of Form S-4 do not apply to the financial model (as opposed to the fairness opinion) which was reviewed with the Macrocure board.

The financial model referenced on page 63 of the prospectus included in the Amended Registration Statement consists of the projections that Macrocure authorized for use by Raymond James in connection with the financial analyses undertaken by Raymond James in support of the fairness opinion rendered by Raymond James.  These projections, as described in the prospectus, were based on assumptions and financial estimates provided by the Company, together with the adjustments described in the prospectus.

While these projections were included in a separate document at the time of the August 8th board meeting shared by Macrocure with its board, the final set of projections were included, as is typical for discussion materials provided by an investment banker in support of its fairness opinion, as an appendix to the final Raymond James discussion materials. As the financial model represents the projections authorized for use by Macrocure, the projections do not represent a “report, opinion or appraisal … received from an outside party.”  We do note, however, that a detailed description of the projections, as well as the underlying assumptions, are included in the preliminary prospectus under the section entitled “Opinion of Macrocure’s Financial Advisor – Certain Forecasts.”

To more accurately reflect the fact that the financial model represents the projections authorized by Macrocure for use by Raymond James, the Company has modified the existing language beginning on page 62 of the prospectus included in the Amended Registration Statement to indicate that Raymond James “reviewed with”, rather than “presented to”, the Macrocure board of directors, the subject projections. The only other information contained in the discussion materials entitled the “Financial Model” which Macrocure shared with its board is information about public valuations of early stage and late stage oncology companies.  While this information was intended to serve as background information, the information was not utilized as part of the financial analyses underlying Raymond James’ fairness opinion and, as such, is not materially related to the transaction.

Suzanne Hayes

Securities and Exchange Commission

November 1, 2016

Financial Stability of Surviving Company; Potential Upside from Leap’s Operations, page 66

24.                            Please revise the third bullet point to disclose the actual percentage of Leap common stock that Macrocure’s current equity holders will receive. Please also disclose the board’s consideration, if any, of the potential downward adjustment in percent ownership based on Macrocure’s net cash level.

Response:  In response to the Staff’s comment, the Company has revised the third bullet point in “Financial Stability of Surviving Company; Potential Upside from Leap’s Operations” beginning on page 65 of the prospectus included in the Amended Registration Statement to disclose (i) the actual percentage of Leap common stock that Macrocure’s current equity holders will receive and (ii) board’s consideration, if any, of the potential downward adjustment in percent ownership based on Macrocure’s net cash level at the effective time of the merger.

Raymond James Opinion; Liquidity of Consideration and Related Matters, page 66

25.                            Please revise your disclosure to explain what is meant by the statement that the fully diluted shares to be received by Macrocure equity holders was “favorable” from a financial point of view.

Response:  In response to the Staff’s comment, the Company has revised the disclosure under the sub-section entitled “Raymond James Opinion; Liquidity of Consideration and Related Matters” beginning on page 66 of the prospectus included in the Amended Registration Statement to explain what is meant by the statement that the percentage of the fully diluted shares to be received by Macrocure equity holders was “favorable” from a financial point of view.

Likelihood of Consummation, page 67

26.                            Please reconcile your statement that no regulatory or third party approvals are required as a condition to consummation of the transaction with your statement on the prospectus cover page that the merger agreement requires the approval of the Israeli Registrar of Companies. Please also revise the disclosure to discuss the condition that Macrocure obtain the Section 104H Tax Ruling from the Israel Tax Authority. Please include similar disclosure in the discussion of Regulatory Approvals on page 100.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in “Likelihood of Consummation” beginning on page 67 of the prospectus included in the Amended Registration Statement to properly disclose any regulatory or third party approvals that are required to consummate the transaction, and any

Suzanne Hayes

Securities and Exchange Commission

November 1, 2016

contractual conditions, including obtaining the Section 104H Tax Ruling from the Israel Tax Authority, that are called for by the terms of the merger agreement.

Opinion of Macrocure’s Financial Advisor, page 73

27.                       Please explain why Raymond James did not take into account the $10 million equity investment in its fairness analysis.

Response:  In response to the Staff’s comment, we respectfully inform the Staff that Raymond James did not take into account the equity to be issued in connection with the $10.0 million investment since this investment was expected to take place concurrently with other investments by third parties, yet to be arranged, but at a similar price, reflecting the market price at the time of the closing, thus not affecting the valuation of the combined company at the time of the announcement of the transaction.

28.                       We note the statement on page 75 that Raymond James does not, in any respect, assume any responsibility for the accuracy of the projections and the similar statement on page 82 with respect to Leap and Macrocure. While it may be appropriate to include qualifying language, it is inappropriate to disclaim responsibility for disclosure in the document. Please delete this disclaimer.

Response:  In response to the Staff’s comment, we have deleted this disclaimer that appeared on pages 75 and 82 of the prospectus included in the Registration Statement.

29.                       For the selected companies analysis, selected initial public offerings analysis and selected transaction analysis, please disclose the data underlying each of the analyses, such as the pre-money equity values, as well as the range of potential values used in each analyses. Please also disclose the specific criteria used to select the companies and transactions, including whether any companies or transactions that met such criteria were excluded from the analyses. Please provide information on the comparability of the companies and transactions selected, including the development stages of the companies, whether the companies had any commercial products or revenues, etc.

Response:  In response to the Staff’s comment, the Company has revised the disclosures in the “Opinion of Macrocure’s Financial Advisor” section beginning on page 73 of the prospectus included in the Amended Registration Statement to address the matters requested. The Company supplementally informs the Staff that particular companies or transactions were not intentionally excluded.

30.                       Please revise the presentation for each of the analyses to clarify that you are comparing the purchase price implied in the agreement to the numbers presented

Suzanne Hayes

Securities and Exchange Commission

November 1, 2016

for the Leap Equity Values in the tables plus the $23.8 million equity value of Macrocure.

Response:  In response to the Staff’s comment, the Company has revised the presentation for each of the analyses in the “Opinion of Macrocure’s Financial Advisor” section beginning on page 73 of the prospectus included in the Amended Registration Statement to clarify that Raymond James is comparing the purchase price implied in the agreement to the numbers presented for the Leap Equity Values in the tables plus the $23.8 million equity value of Macrocure.

Additional Considerations, page 80

31.                       We note that the description of the material relationships between Raymond James and Macrocure does not provide a quantitative description of the fees paid or to be paid to Raymond James by Macrocure. Please revise the registration statement to provide such disclosure. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Response:  In response to the Staff’s comment, the Company has revised the description of the material relationships between Raymond James and Macrocure beginning on page 82 of the prospectus included in the Amended Registration Statement to provide a quantitative description of the fees paid or to be paid to Raymond James by Macrocure.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

2. Shares to be issued by Leap in exchange for outstanding ordinary shares of Macrocure, page 121

32.                Please address the following to help us understand how you arrived at the number of common shares issuable as disclosed herein:

•                 Tell us how the number of shares issuable upon conversion of the preferred stock reflects the conversion prices disclosed on page F-17; and

•                 Tell us the terms under which your notes payable may be converted, including whether they are convertible only upon a contingent event, such as a merger.

Response:  We respectfully acknowledge the Staff’s comment.  In response to the Staff’s comment, we note the following:

Conversion of Preferred Shares

As disclosed on page F-17:

“For each share of preferred stock so converted, the rate of conversion would equal the quotient of the applicable Original Purchase Price for such preferred stock divided by the Conversion Price for such

Suzanne Hayes

Securities and Exchange Commission

November 1, 2016

preferred stock, subject to adjustment. The Original Purchase Price and Conversion Price of the Series A Stock, Series B Stock and Series C Stock was $1.00, $1.00 and $2.39 per share, respectively, during all periods presented.”

As a result of these terms, all outstanding shares of preferred stock are convertible to common stock on a 1:1 basis.  The following is a summary of the calculation of shares issuable upon conversion of the preferred stock assuming the merger was completed on June 30, 2016:

	Series A Preferred	Series B Preferred	Series C Preferred	Total
Preferred shares - convert to common (1:1)	9,000,000	21,500,000	11,781,984	42,281,984
Dividends	2,120,069	5,064,459	1,084,261	8,268,789
Antidilution adjustment	-	-	1,772,817	1,772,817
	11,120,069	26,564,459	14,639,062	52,323,590
Estimated reverse stock split				/10.4298
Shares of Leap common stock issuable upon conversion of outstanding Series A, B and C preferred stock				5,016,740
				10	***
As reported				5,016,750

*** rounding adjustment, as share counts were calculated by shareholder for purposes of pro forma presentation.

In response to the Staff’s comment, the Company has expanded its disclosure in Note 2 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 122 of the prospectus included in the Amended Registration Statement to describe how the number of shares of common stock issuable upon conversion of outstanding Series A, B and C preferred stock was derived.

Conversion of Notes Payable

The notes payable, including outstanding principal and accrued and unpaid interest, are automatically convertible into shares of capital stock in the following circumstances:

•                 In the event of an Equity Financing pursuant to which the Company shall sell and issue shares of any class or series of capital stock of the Company in exchange for gross proceeds of not less than $15,000,000.  In this scenario, the notes payable would be automatically convertible into shares of the same class or series of capital stock sold by the Company in the Equity Financing at a conversion price equal to the price paid by investors in the Equity Financing.

•                 In the event, at any time following the maturity dates, that the note holders representing a majority of the outstanding notes payable elect in writing to convert the notes payable into shares of the Company’s Series C preferred stock.  In this scenario, the notes payable would be automatically convertible into shares of Series C preferred stock at the conversion price per share then in effect for the Series C preferred stock as determined in accordance with the Company’s charter then in effect.

Suzanne Hayes

Securities and Exchange Commission

November 1, 2016

•                 In the event of the expected closing of a transaction in which the Company shall acquire or be acquired by, either directly or through a wholly-owned subsidiary or series of transactions, a publicly-traded company, and through and at the closing of the transaction, become a publicly-traded company.  In this scenario, the notes payable would be automatically convertible into shares of the Company’s common stock at a conversion price per share equal to the effective pre-money price per share.  The effective pre-money price per share is defined as the quotient equal to the pre-money valuation of the Company implied by the merger agreement less the outstanding notes payable (principal and accrued interest) divided by the number of shares of the capital stock of the Company then outstanding on an as-converted basis.

The notes payable are also convertible at the option of the holders if the Company closes an equity financing that does not meet the definition of an Equity Financing (above).  If the Company closes such an equity financing, the holders may exercise the right to convert their notes into shares of the same class or series of capital stock of the Company sold in such other equity financing at the same price paid by investors in that equity financing.

As described throughout the Amended Registration Statement, including on page 84, 88, 117, 121 of the prospectus included in the Amended Registration Statement, the merger with Macrocure will trigger automatic conversion of the outstanding notes payable into shares of Leap common stock.  The following table illustrates how we calculated the conversion price for the notes payable in Note 2 to the Unaudited Pro Forma Condensed Combined Financial Statements (which assumes that the merger was completed as of June 30, 2016):

Percentage of pre-money valuation allocated to Leap equity holders		$65,000,000
Outstanding notes payable (principal and accrued interest) as of June 30, 2016	(16,383,189)
Portion of pre-money valuation allocated to Leap preferred shares		$48,616,811
# of common shares issuable upon conversion of outstanding shares of preferred stock as of June 30, 2016	/	42,281,984
Conversion price		$1.149823

Outstanding notes payable (principal and accrued interest) as of June 30, 2016		$16,383,189
Conversion price	/	1.1498
Shares of Leap common stock ussuable upon conversion of outstanding notes payable - related party and accrued interest	14,248,440

In response to the Staff’s comment, the Company has expanded its disclosure in Note 2 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 122 of the prospectus included in the Amended Registration Statement to describe how the number of shares of common stock issuable upon conversion of outstanding notes payable – related party and accrued interest was derived.

32.    Please tell us the consideration you gave to reflecting possible outcomes as a result of the different numbers of shares that may be issued such as from subsequent transactions discussed in Note 3. on page 122 or otherwise due to uncertainties. In this

Suzanne Hayes

Securities and Exchange Commission

November 1, 2016

regard, it would appear that pro forma information and equivalent data presented herein and/or on page 114 could be materially impacted by these possible outcomes. Please refer to rule 11-02(b)(8) of Regulation S-X.

Response:  We respectfully acknowledge the Staff’s comment.  The Company did consider the impact of subsequent transactions, including those discussed in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements, and determined that the number of shares to be issued on a pro forma basis would not be materially impacted by those subsequent transactions.  In this regard, we refer the Staff to Section 1.05 of the merger agreement, which covers the calculation of the Pre-Closing Leap Share Conversion.  Pursuant to Section 1.05, the Leap charter shall be amended immediately prior to the effective time of the merger, and as a result of the amendment, each share of Leap common stock outstanding immediately prior to the effective time of the merger, shall be converted into a fraction of a share of Leap common stock (the Pre-Closing Leap Share Conversion) equal to the quotient obtained by dividing 6,500,000 by the number of outstanding shares of Leap common stock outstanding, including shares subject to outstanding stock options and after giving effect to the conversion of outstanding preferred stock and notes payable to shares of common stock (but excluding the impact of the $10 million Equity Investment).

The $8.0 million incremental drawdowns under the convertible promissory note in August, September and October 2016 would not impact the adjusted outstanding shares of Leap Common stock following the merger.  The incremental common shares issued upon conversion of the $8.0 million convertible promissory notes would increase the denominator in the calculation of the Pre-Closing Leap Share Conversion rate, such that the number of Leap common shares outstanding (post-split) would still be 6,500,000 (or 7,510,101 shares including the shares of Leap common stock issuable to existing Leap shareholders for the $10 million equity investment at closing).

The following table illustrates, on a summary basis, how the $8.0 million incremental drawdowns under the convertible promissory note would impact the calculations of the conversion price for the notes payable, the Pre-Closing Leap Share Conversion factor and the adjusted outstanding shares of Leap common stock:

Suzanne Hayes

Securities and Exchange Commission

November 1, 2016

	As Reported	+ $8m Notes
Calculation of Conversion Price for Notes Payable
Percentage of pre-money valuation allocated to Leap equity holders	$65,000,000	$65,000,000
Outstanding notes payable (principal and accrued interest)	(16,383,189)	(24,383,189)
Portion of pre-money valuation allocated to Leap preferred shares	$48,616,811	$40,616,811
Shares of Leap common stock issuable upon conversion of outstanding Series A, B and C preferred stock **	/ 42,281,984	/ 42,281,984
Conversion price	$1.149823	$0.960617
** excludes dividends and adjustment for antidilution

Calculation of Pre-split outstanding Leap Shares
Common shares outstanding	-	-
Common shares issuable upon conversion of preferred stock, including dividends and adjustment for antidilution	52,323,590	52,323,590
Common shares issuable upon conversion of notes payable	14,248,440	25,382,830
Common shares issuable upon exercise of stock options	1,221,520	1,221,520
Pre-split outstanding Leap shares	67,793,550	78,927,940

Calculation of Pre-Closing Leap Share Conversion:	6,500,000	6,500,000
	/ 67,793,550	78,927,940
	0.10	0.08

Reverse Split Calculation	10.4298	12.1428

Shares of Leap common stock issuable upon conversion of outstanding notes payable - related party and accrued interest	1,366,131	2,090,364
Shares of Leap common stock issuable upon conversion of outstanding Series A, B and C preferred stock	5,016,750	4,309,032
Shares of Leap common stock issuable to existing Leap shareholders for $10 million equity investment at closing	1,010,101	1,010,101
Shares of Leap common stock subject to outstanding Leap stock options	117,119	100,597
Adjusted outstanding shares of Leap common stock ^^	7,510,101	7,510,094

^^  Difference of 7 shares due to rounding as share counts were calculated by shareholder for purposes of pro forma presentation.

We acknowledge that the $8.0 million incremental drawdowns under the convertible promissory note would have increased total cash and total equity, on a pro forma basis.  However, had the merger been consummated on June 30, 2016, we would not have needed to drawdown additional funds under the convertible promissory note in order to fund ongoing operations.  Accordingly, we do not believe that presentation of an alternate unaudited pro forma condensed combined balance sheet, solely to show the incremental $8.0 million cash, is warranted.  However, in response to the Staff’s comment, the Company has revised its disclosure in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 124 of the prospectus included in the Amended Registration Statement to clarify what the impact on the conversion price and Pre-Closing Leap Share Conversion

Suzanne Hayes

Securities and Exchange Commission

November 1, 2016

would have been if the $8.0 million incremental drawdowns under the convertible promissory note had occurred on June 30, 2016.

Business of Leap

General, page 126

33.                            Please disclose all investigational new drug applications (“INDs”) that have been submitted to the FDA for each of your product candidates. For any active INDs related to your product candidates, please also disclose when each IND was submitted, the sponsor(s) of the IND and the specific indications listed therein. If you believe that no INDs are required for any of these products and/or indications at this time, please explain why in your disclosure.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in the “General” subsection of the “Business of Leap” section beginning on page 128 of the prospectus included in the Amended Registration Statement to disclose all INDs that have been submitted to the FDA for each of the Company’s product candidates, including information related to when each IND was submitted, the sponsor(s) of the IND and specific information listed in the IND.

Our Products, page 130

35.                            Please revise the description of your preclinical and clinical studies for DKN-01 and TRX518 to state the specific phase of for each study (ex: Phase 1/2, Phase 2/3, etc.).

Response:  In response to the Staff’s comment, the Company has revised the description of its preclinical and clinical studies for DKN-01 and TRX518 in the “Our Products” subsection of the “Our Products” section beginning on page 132 of the prospectus included in the Amended Registration Statement to state the specific phase for each study.

DKN-01, page 130

36.                            We note your statement here and elsewhere in your prospectus that DKN-01 was found to be “safe and well tolerated.” Because FDA approval is dependent on the agency making a formal determination that a drug is safe, it is premature for you to describe your clinical stage products as safe, or that the results of any of your trials demonstrated or established safety. Please remove or revise these statements.

Response:  In response to the Staff’s comment, the Company has removed all disclosures appearing in the Registration Statement that describe the Company’s

Suzanne Hayes

Securities and Exchange Commission

November 1, 2016

clinical stage products as safe or that the results of any of the Company’s trials demonstrated or established safety. The references removed formerly appeared on what are now pages 132, 135 and 140 of the prospectus included in the Amended Registration Statement.

37.                            Please expand your disclosure to identify the difference between treatment-related adverse events and treatment-emergent adverse events.

Response:  In response to the Staff’s comment, the Company has expanded the disclosure appearing in the “DKN-01” subsection of the “Business of Leap” section beginning on page 131 of the prospectus included in the Amended Registration Statement to identify the difference between treatment-related adverse events and treatment-emergent adverse events.

38.                            Where first used, please define the abbreviation, “PD.”

Response:  In response to the Staff’s comment, the Company has defined the abbreviation “PD” where first used. The defined term “PD” is first used on page 134 of the prospectus included in the Amended Registration Statement.

Intellectual Property, page 138

39.                            Please expand your disclosure regarding the patents and patent applications relating to DKN-01 and TRX518 to disclose (i) the type of patent protection you have, such as composition of matter or use or process and (ii) the applicable jurisdictions in which you have filed such patents.

Response:  In response to the Staff’s comments, the Company has expanded the disclosures regarding the patents and patent applications relating to DKN-01 and TRX518 in the “Intellectual Property” subsection of the “Business of Leap” section beginning on page 140 of the prospectus included in the Amended Registration Statement to include (i) the type of patent protection we have, such as composition of matter or use or process and (ii) the applicable jurisdictions in which we have filed such patents.

40.                            Please expand your disclosure regarding the Lilly license agreement to disclose the term and termination provisions, the royalty rate within a range of 10%, the royalty term and any other material provisions that have not already been disclosed.

Response:  In response to the Staff’s comment, the Company has expanded the disclosures regarding the Lilly license agreement that appears on page 142 to the prospectus included in the Amended Registration Statement to disclose the term and termination provisions, the royalty term and any other material provisions that have not already been disclosed. However, the Company respectfully notes that the Company has applied for confidential treatment for certain portions of the Lilly Agreement, including the

Suzanne Hayes

Securities and Exchange Commission

November 1, 2016

royalty rate, and therefore has not included the royalty rate in the Amended Registration Statement.

41.                        We note that you have attached as Exhibit 10.5 a license agreement with Lonza Sales AG, from whom you appear to license intellectual property rights relating to DKN-01. To the extent this is a material contract, please provide disclosure about this license agreement, including:

•                 the nature and scope of intellectual property transferred if the agreement involves a license;

•                 each parties’ rights and obligations;

•                 duration of agreement and royalty term;

•                 termination provisions;

•                 investment features or share purchases; and

•                 payment provisions, which may include the following:

o    up-front or execution payments received or paid;

o    aggregate amounts paid or received to date under the agreement;

o    aggregate future potential milestone payments to be paid or received;

o    royalty rates or a royalty range; and

o    profit or revenue sharing provisions.

In addition, to the extent that any of the patents that you have licensed under this agreement are material to your business, please provide a description of these patents under the caption “Patents” on page 138.

Response:  The Company does believe that this is a material contract. Therefore, in response to the Staff’s comment, the Company has expanded the disclosures regarding the license agreement with Lonza Sales AG that appears on page 144 to the prospectus included in the Amended Registration Statement to disclose the following types of material information:

•                 the nature and scope of intellectual property transferred if the agreement involves a license;

•                 each parties’ rights and obligations;

•                 duration of agreement and royalty term;

•                 termination provisions;

•                 investment features or share purchases; and

•                 payment provisions, which may include the following:

o    up-front or execution payments received or paid;

o    aggregate amounts paid or received to date under the agreement;

o    aggregate future potential milestone payments to be paid or received;

o    royalty rates or a royalty range; and

o    profit or revenue sharing provisions.

Suzanne Hayes

Securities and Exchange Commission

November 1, 2016

However, the Company respectfully notes that the Company has applied for confidential treatment for certain portions of the Lonza Agreement, including the royalty rate, and therefore has not included the royalty rate in the Amended Registration Statement.  The Company believes that it has now included in its disclosure all non-confidential material information that is required to be disclosed.

Exhibit Index

42.                            Please file copies of the Voting Agreements referenced on page 71 as exhibits to the registration statement.

Response:  In response to the Staff’s comments, the Company has added copies of the executed Voting Agreements referenced on page 71 of the prospectus included in the Amended Registration Statement as Exhibits 10.11 - 10.24 of the Amended Registration Statement.

Thank you for your prompt attention to the Company’s response to the Staff’s comments.  Please contact me at (617)-951-8574, or Douglas E. Onsi, Chief Financial Officer at the Company, at (617)-218-1116, with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ William S. Perkins

William S. Perkins

cc:        Keira Nakada, U.S. Securities and Exchange Commission

James Rosenberg, U.S. Securities and Exchange Commission

Irene Paik, U.S. Securities and Exchange Commission

Erin Jaskot, U.S. Securities and Exchange Commission

Christopher K. Mirabelli, Leap Therapeutics, Inc.

Douglas E. Onsi, Leap Therapeutics, Inc.

Julio E. Vega, Morgan, Lewis & Bockius LLP

William S. Perkins, Morgan, Lewis & Bockius LLP

Stefan P. Lefebvre, Morgan, Lewis & Bockius LLP

Christina S. Bailey, Morgan, Lewis & Bockius LLP